Exhibit 99.1

<sent after wire announcement, approximately 5:35 am Thursday 10/5/17>

Team,

I am writing to share some important news. Today, Onvia announced that it agreed to be acquired by Deltek and its parent entity. This is an exciting announcement that validates the great work we have been doing in the B2G space. Deltek values our entire team, our SLED data and our product portfolio and they are very excited to welcome Onvia to the Deltek family.

Why is this acquisition important? Onvia’s provides the leading sales intelligence in the B2G space. Our product roadmap includes expansion into the Federal Space and increasing capabilities in workflow and search to bolster our customers’ ability to grow their sales faster. We can leverage the strength of Deltek’s already established capabilities in these areas to accelerate our path.

What happens now? It is business as usual until the acquisition transaction closes, which is expected to occur during the fourth quarter of this year. We will continue to compete in the marketplace and operate as an independent company. During this time, there are some very important things we need to do as a company:

1)	Remain focused on our P1 and P2 priorities.

2)	Continue to drive revenue and operational targets.

3)	Delivering on the value of trusted connection with our partners, clients and each other.

Because we are a public company, we are restricted in what we are able to share. As we get closer to close date, we will communicate as necessary to keep you up to speed. Please refer to the FAQ, attached here, for answers to common questions you may have at this time.

We will be holding a mandatory employee meeting this morning at 9:30 am at the Westin, Pike Room (1st Floor, to the left of the Valet Parking Entrance) where you can enjoy some refreshments, meet the Deltek Executives and hear more about this exciting step in our evolution. Please see the invite in your inbox and plan to attend.

Thank you,

Russ

Important Information

The tender offer for the outstanding common stock of Onvia referred to in this document has not yet commenced. This document is not an offer to purchase or a solicitation of an offer to sell shares of Onvia’s common stock. The solicitation and the offer to purchase shares of Onvia’s common stock will only be made pursuant to an offer to purchase and related materials that Deltek, Project Diamond Intermediate Holdings Corp. (“Parent”) and Project Olympus Merger Sub, Inc. (“Merger Sub”) intend to file with the Securities and Exchange Commission (the “SEC”). At the time the tender offer is commenced, Deltek, Parent and Merger Sub will file a Tender Offer Statement on Schedule TO with the SEC, and soon thereafter Onvia will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer.

STOCKHOLDERS OF ONVIA ARE ADVISED TO READ THE SCHEDULE TO (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BEFORE MAKING ANY DECISION WITH RESPECT TO THE TENDER OFFER BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS AND THE PARTIES THERETO.

Investors may obtain free copies of the Schedule TO and Schedule 14D-9, as each may be amended or supplemented from time to time, and other documents filed by the parties (when available), at the SEC’s web site at www.sec.gov or by visiting Onvia’s Investor Relations website at ir.onvia.com or by contacting Cameron Way, Onvia’s Chief Financial Officer by phone at (206) 373-9034 or by e-mail at investorrelations@onvia.com.

Forward-Looking Statements

This communication contains forward-looking statements in addition to historical and other information. Onvia uses words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “intend,” “looking forward,” “may,” “plan,” “potential,” “project,” “should,” “forecast,” “target,” “will” and “would,” or any variations of these words, or other words with similar meanings to or that otherwise, identify forward-looking statements. All statements that address activities, events, performance or developments that Onvia intends, expects or believes may occur in the future are forward-looking statements. Forward-looking statements may relate to such matters as the tender offer, the expected timing of its completion and the completion of the related transactions, the expected benefits of the tender offer and the related transactions, as well as Onvia’s industry, business strategy, goals, projections and expectations. The following are some of the factors and uncertainties that could cause actual future results, performance, condition and events to differ, including materially, from those expressed in any forward-looking statements: (1) uncertainties as to the timing of the proposed transactions relating to the tender offer; (2) the risk that the proposed transactions, including the tender offer and related merger, may not be completed in a timely manner or at all; (3) uncertainties as to the percentage of Onvia’s stockholders that will support the proposed transactions and tender their shares in the tender offer; (4) the possibility that competing offers or acquisition proposals for Onvia will be made; (5) the possibility that any or all of the various conditions to the consummation of the proposed transactions may not be satisfied or waived; (6) the occurrence of any event, change or other circumstance that could give rise to the termination of the agreement and plan of merger (such as the occurrence of a material adverse effect), including in circumstances that would require Onvia to pay a termination fee or other expenses; (7) the effect of the announcement or pendency of the proposed transactions on Onvia’s ability to retain and hire key personnel, its ability to maintain relationships with its customers, suppliers and others with whom it does business, and its operating results and business generally; (8) risks related to diverting management’s attention from Onvia’s ongoing business operations; (9) the risk that stockholder litigation in connection with the proposed transactions may result in significant costs of defense, indemnification and liability; (10) effects of changes in the general business, political and economic climates; and (11) other factors as set forth from time to time in Onvia’s filings with the SEC, including its Form 10-K for the fiscal year ended December 31, 2016, subsequent Form 10-Q filings, and other SEC filings. These forward-looking statements reflect Onvia’s expectations as of the date of this communication. Factors or events that could affect the proposed transactions or cause actual events, results or performance to differ, including materially, may emerge from time to time, and it is not possible for Onvia to predict all of them. Accordingly, no assurances can be given as to, among other things, whether the proposed transactions will be completed or if any of the other events anticipated by the forward-looking statements will occur or what impact they will have. Any forward-looking statements made by Onvia in this communication speak only as of the date hereof. Onvia undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by applicable securities laws.